EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002
Consolidated pretax income	$135,785	$184,551	$15,994	$204,261	$120,963
Fixed charges (less capitalized interest)	121,416	157,314	202,432	212,479	216,605

EARNINGS	$257,201	$341,865	$218,426	$416,740	$337,568

Interest	$105,570	$139,056	$181,065	$189,779	$192,344
Capitalized interest	6,092	4,485	2,622	2,469	5,415
Interest factor in rent expense	15,846	18,258	21,367	22,700	24,261

FIXED CHARGES	$127,508	$161,799	$205,054	$214,948	$222,020

Ratio of earnings to fixed Charges	2.02	2.11	1.07	1.94	1.52